UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Steven H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	13D	Page 1 of 6 pages

1	Names of Reporting Persons Steven H. Rosen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,023,675
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,023,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,023,675
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.4%
14	Type of Reporting Person IN

CUSIP No. 46124A101	13D	Page 2 of 6 pages

1	Names of Reporting Persons Azurite Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,023,675
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,023,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,023,675
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 61.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 46124A101	13D	Page 3 of 6 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 2, 2022, as amended to date (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 summarizes certain provisions of the Warrant (as defined below) and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

The Warrant

On September 15, 2023, Invacare Holdings Corporation, a Delaware corporation (the “Issuer”) issued to Azurite Management LLC a warrant (the “Warrant”) to purchase an aggregate of 2,756,884 shares of Common Stock, par value $0.001 per share (the “Common Stock”). The Warrant vests in three equal annual installments beginning on May 5, 2024. The Warrant has an exercise price per share equal to $1.72 per share. Notwithstanding the foregoing, vesting of the Warrant will accelerate, and the Warrant will become fully vested, on the first date that the Fair Market Value (as defined in the Warrant) of one share of Common Stock reaches $2.47 per share. The Warrant will expire on May 5, 2033.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Convertible Preferred Stock

Absent an earlier triggering event, on November 6, 2023, the Issuer’s 9.00% Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”) will become fully convertible into shares of Common Stock. Therefore, the Reporting Persons were deemed to beneficially own the Common Stock underlying the Convertible Preferred Stock as of September 7, 2023.

The Convertible Preferred Stock contains automatic adjustment features to the conversion ratio including, among other things, an accruing payment-in-kind dividend feature. Dividends accrue on each share of Convertible Preferred Stock at a rate of 9.00% per annum. Prior to the Exit Indebtedness Termination Date (as defined in the Certificate of Designation), no cash dividends may be declared or paid by the Issuer and accrued dividends are added to the liquidation preference on March 15, June 15, September 15, and December 15 of each year.

CUSIP No. 46124A101	13D	Page 4 of 6 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 24,488,343 shares of Common Stock outstanding, which includes (i) 9,999,980 shares of Common Stock outstanding as of May 12, 2023 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023, (ii) 7,371,015 shares of Common Stock issuable upon conversion of 490,912 shares of Convertible Preferred Stock; (iii) 4,360,464 shares of Common Stock issuable upon conversion on the New Notes; and (iv) 2,756,884 shares of Common Stock issuable upon exercise of the Warrant.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Azurite Management LLC	15,023,675	61.4%	0	15,023,675	0	15,023,675
Steven H. Rosen	15,023,675	61.4%	0	15,023,675	0	15,023,675

The number of shares reported as beneficially owned in the table above includes: (i) 535,312 shares of Common Stock (ii) 7,371,015 shares of Common Stock issuable upon conversion of 490,912 shares of Convertible Preferred Stock, which are convertible on or after November 6, 2023; (iii) 4,360,464 shares of Common Stock issuable upon conversion on the New Notes, which are presently exercisable; and (iv) 2,756,884 shares of Common Stock issuable upon exercise of the Warrant, which vests and becomes exercisable in three equal annual installments beginning on May 5, 2024.

Mr. Rosen, in his capacity as the sole manager of Azurite Management LLC, has the ability to indirectly control the decisions of Azurite Management LLC regarding the vote and disposition of securities held by Azurite Management LLC, and as such may be deemed to have an indirect beneficial ownership of the securities held of record by Azurite Management LLC.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 46124A101	13D	Page 5 of 6 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Warrant and is incorporated herein by reference. A copy of the Warrant is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as set forth in Item 4, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

4	Warrant to purchase Common Stock, dated as of September 15, 2023.

CUSIP No. 46124A101	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2023

Steven H. Rosen

/s/ Steven H. Rosen

Azurite Management LLC

By:	/s/ Steven H. Rosen
Name:	Steven H. Rosen
Title:	Manager